

More to us than meets the eye

Interim report
For the six months ended 30 September 2006

Detica
INFORMATION INTELLIGENCE

Contents

1 Highlights
2 Business review
10 Consolidated income statement
11 Consolidated balance sheet
12 Consolidated statement of changes in equity
13 Consolidated cash flow statement
14 Notes to the consolidated interim financial statements
20 Independent review report to Detica Group plc

Highlights

- Revenue up 57% (36% organic) to £68.3 million
  - Government up 37% to £41.0 million
  - Commercial up 103% to £27.3 million

- Strong profit before tax performance with adjusted Group PBT[1] up 35% to £6.3 million

- Two acquisitions completed in the period
  - m.a.partners, an international consultancy business in the Capital Markets sector, for up to £38.1 million in cash and shares (or £33.8 million on a debt and cash free basis)
  - Inforenz, a business specialising in information forensics, for up to £2.2 million in cash (or £2.0 million on a debt and cash free basis)

- Net debt of £1.6 million following acquisitions (2005: £18.0 million in cash)

- Adjusted diluted earnings per share[2] up 31% to 3.9 pence (2005: 3.0 pence) excluding the impact of the prior year R&D tax credit in 2005

- Interim dividend[3] up 25% to 0.625 pence

[1]Adjusted profit before tax is stated before deducting the amortisation of acquired intangibles of £332,000 (2005: £12,000) and, following the reclaim of previously unrecognised acquired tax losses of £68,000 (2005: £nil), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measure better reflects the ongoing performance of the business.
[2]Adjusted earnings per share is stated before deducting the amortisation of acquired intangibles of £332,000 (2005: £12,000) and accounting for the prior year R&D tax credit of £72,000 (2005: £621,000). The prior year comparative has also been adjusted for the impact of the four for one bonus issue in July 2006.
[3]Dividend per share for the prior year has been adjusted for the impact of the four for one bonus issue in July 2006.

Business review

Tom Black
Chief Executive

+57%

Group revenues grew to £68.3 million



Introduction

Detica has delivered an excellent first half, with strong organic increases in both revenues and profits, complemented by a significant contribution from recent acquisitions. In the six months to 30 September 2006, Group revenue increased by 57% (36% on an organic basis) to £68.3 million (2005: £43.5 million) and adjusted Group profit before tax[1] increased by 35% (18% on an organic basis) to £6.3 million (2005: £4.7 million).

The Group made two acquisitions during the first half, m.a.partners and Inforenz, and also benefited from the acquisitions of Evolution Consulting Group and the small National Security business in the second half of the last financial year. We have continued to invest in StreamShield Networks and have therefore expensed a net loss of £2.3 million (2005: £1.8 million) in this subsidiary. Cash generation was strong and as a result, the interim dividend[2] will be increased by 25% to 0.625 pence per share (2005: 0.5 pence).

Core business[3]

UK

Our UK core business delivered an unusually strong performance in the first half, with revenues increasing by 55% (35% on an organic basis) to £67.2 million (2005: £43.5 million). Utilisation was strong and in line with last year and, before accounting for acquisitions, blended average day rates showed a modest increase which offset salary inflation. As expected, day rates and profitability were impacted by the lower day rates in the Evolution business we acquired in January 2006. Nonetheless, we are pleased to report that the Evolution business grew by 12% over the equivalent pre-acquisition period last year and that day rates within this business improved ahead of those of the Group as a whole.

Commercial

Our UK Commercial business posted excellent results, combining strong organic growth with acquisitions to increase turnover by 97% (38% on an organic basis) to £26.6 million (2005: £13.5 million).

Telecoms, Media, Technology & Enterprise ("TMTE")

Our TMTE unit[4] continued its recent outstanding performance with revenues increasing organically by 80% to £13.7 million (2005: £7.6 million). This performance reflects unusually strong demand from a number of key clients, which we expect to moderate going forward following the completion of a number of major projects in the first half. The market for our services continues to be strong with the twin themes of convergence between the Telecoms and Media industries as well as the industry's focus on improved management information to support growth and efficiency driving consulting demand.

[1] Adjusted profit before tax is stated before deducting the amortisation of acquired intangibles of £332,000 (2005: £12,000) and, following the reclaim of previously unrecognised acquired tax losses of £68,000 (2005: £nil), the corresponding charge for the impairment of Rubus goodwill. The Directors consider that the adjusted measure better reflects the ongoing performance of the business.

[2] Dividend per share for the prior year has been adjusted for the impact of the four for one bonus issue in July 2006.

[3] Detica is organised into two primary business segments: business and IT consulting (referred to throughout this report as the "Core business") and internet content security (referred to as "StreamShield Networks"). The core business operates in two principal geographies namely the UK (which includes a small contribution from the Capital Markets business in Amsterdam and Geneva) and the US (including the National Security business in the Washington DC area and the Capital Markets business in New York and Chicago).

[4] This year we have merged our former TMT and Corporate Accounts business units to form a single TMTE unit. Revenue comparisons with previous years are provided on a like-for-like basis.

+97%

UK Commercial revenues grew to £27.3 million

We continue to build a strong track-record for successful delivery at Vodafone UK and have recently completed the development of a new solution to manage customer subscriptions. In the media sector, we undertook the development of a campaign management solution for Sony Computer Entertainment Europe in support of the planned launch of PlayStation®3 in Europe. At BT, we have worked with Openreach to deliver two further milestones as defined by OfCom under the Telecoms Strategic Review.

Financial Services

Financial Services is an attractive market for Detica both in terms of its size and information intensity as well as the complexity and pace of change in financial products and regulatory requirements. In order to capitalise on this fast moving environment, we had decided previously that acquisition would be the preferable short-term growth mechanism, particularly in the Capital Markets sub-sector where we had limited historic presence.

The performance of our Financial Services unit, where revenues increased in the first half by 119% (8% on an organic basis) to £12.9 million (2005: £5.9 million), was therefore strongly supported by this acquisition strategy.

In September 2006, we completed the acquisition of m.a.partners, a management consulting group specialising in the Capital Markets sector, for a total consideration (depending on the performance of the business in the year to 31 March 2007) of up to £38.1 million in cash and shares (or £33.8 million on a debt and cash free basis) including professional fees. The company has 139 staff (of whom 92 work in the UK and Europe) and provides high-end consultancy to global investment banks, asset managers, private banks, prime brokerages, exchanges and retail brokerages and has offices in London, New York, Chicago, Amsterdam and Geneva. In its audited financial statements for the year ended 31 March 2006, m.a.partners reported revenues of £24.4 million and profit before tax of £1.5 million.

The combination of m.a.partners with the technology specialist Evolution Consulting Group (acquired in January 2006) creates a combined Capital Markets business with the depth of industry-specific consulting and technology skills to offer a broad range of services across this sector. Although the acquisition of m.a.partners was only completed very recently, the combined business is already undertaking joint projects for two separate clients. In one of these, we have been awarded the initial design phase of a programme to develop a new derivatives trading platform for several investment banks.

Turning to Retail Banking, trials by the UK retail banking industry of our NetReveal fraud detection platform are continuing and a sixth major bank has now joined the trials group. Following the contract win in November 2005, the NetReveal platform is now also in live operation with the Insurance Fraud Bureau and is being used to detect and investigate organised claims fraud across more than 30 UK retail insurance companies. Also in Retail Banking, our relationship with HBOS has developed well and we are now supporting them in the implementation of a strategic information hub. We are also delighted to have been engaged to support National Australia Group, a new client, in its data management initiatives.

Government

Our UK Government business, which covers the National Security and Public Sector markets, delivered a 35% (34% on an organic basis) increase in revenues to £40.6 million (2005: £30.0 million). As our most mature market, organic growth is expected to moderate in the future although we continue to be positioned well to benefit from the UK Government's focus on initiatives such as counter-terrorism, identity management and border control.

+35%

UK Government revenues grew to £40.6 million

In July 2006, we acquired Inforenz for a cash consideration of up to £2.2 million in cash (or £2.0 million on a debt and cash free basis) including professional fees, depending on the performance of the business in the year to 31 October 2007. Inforenz provides a range of specialised computer forensic services and products to the commercial and law enforcement markets and, in its audited accounts for the year ended 31 October 2005, reported revenues of £0.8 million and profit before tax of £0.2 million. Inforenz offers its services across Detica's Commercial and Government markets.

Public Sector
Our Public Sector business, which focuses primarily on the UK's Central Government departments, delivered an unusually strong first half, with revenue increasing organically by 63% to £7.9 million (2005: £4.8 million).

In the recent past, we have been engaged to advise on key Government technology initiatives. Our focus continues to be on information intensive programmes, many of which have a security dimension. As an example, we are currently working with the Home Office to develop an information systems and technology strategy spanning the department's several directorates and agencies. The scope of the strategy includes information sharing, shared services and the use of identity. In addition, we are providing advice on technology and business strategy to the Department for Transport in the area of road pricing.

National Security
Continued strength in UK Government spending on National Security and law enforcement enabled our National Security unit to deliver another set of strong results. Revenue increased by 30% to £32.8 million (2005: £25.2 million), including modest contributions from acquisitions.

Our position as the information intelligence specialist in the defence market has continued to strengthen and we are developing a number of advanced intelligence and data analytics tools for a range of clients in the sector. In a related area, we are also continuing to sell significant enhancements to a range of deployed data recording and intelligence processing systems, delivered to defence clients over the past year.

Our specialist communications products business also had an excellent first half, with strong demand from UK and US National Security clients, and contributed £8.3 million (2005: £6.0 million) to the total of £32.8 million of National Security revenues, an increase of 39% on last year.

US

Our US core business now comprises two components: the existing US National Security business and our new US Commercial business focusing on Capital Markets clients. In the first half, the US business delivered revenue of £1.1 million (2005: £nil), including £0.7 million from acquisitions. Total Group revenues from US clients (including those serviced through our National Security unit in the UK) increased by 108% to £5.2 million (2005: £2.5 million). We now operate from offices in the Washington DC area, New York and Chicago and employ approximately 70 staff in the US. Growing our US business further remains a strategic objective.

National Security
Despite a slow start, our US National Security business is now making better progress and has undertaken contracts over the period with four Federal Government agencies working in the national security and law enforcement arena. Revenue in the first half was £0.4 million (2005: £nil), and is expected to grow well in the second half as a result of good sales closures towards the end of the first half, including extensions for business consultancy and data analytics work and a contract for the supply of specialist hardware to a new customer.

Moving forward, we see opportunities to take our data analytics propositions into the wider Federal Government marketplace, and have recently been selected as preferred supplier with a major US prime contractor to develop a data mining system to detect application fraud at a major Federal Government department. During the half we have also developed our relationships with a number of other prime contractors, gaining access to frameworks which allow us to bid for work with the Department of Defense and the Department of Homeland Security.

1,235

Staff numbers grew by 78% to 1,235

Financial Services
Following our acquisition of m.a.partners on 6 September, we are now able to service the needs of our global Capital Markets clients in the US from our offices in New York and Chicago. This business contributed £0.7 million (2005: £nil) to Group revenues in the last month of the first half.

StreamShield Networks

StreamShield Networks achieved its first significant commercial success during the first half winning its first order from the BT Retail subsidiary of BT Group Plc for the supply of its Content Forensics solution. This solution utilises the StreamShield Content Security Gateway ("CSG") and other elements of the StreamShield suite to enable BT Retail to identify professional spammers and infected subscribers on its network. This initial order was made by BT Retail following extensive testing in its network and is valued at approximately £0.5 million.

Content Forensics is a sub-set of StreamShield's clean internet proposition and has been developed to help protect the service provider's own infrastructure from content-based threats. Gartner estimates (and our own data supports) that 80% of global email traffic is spam which is generated by professional spammers and consumer PCs that have unwittingly been infected by spam-generating software. Service providers can achieve substantial cost savings and benefits for their customers by removing such traffic and we believe the StreamShield Content Forensics solution is unique in the market in its ability to address the problem cost-effectively. StreamShield is now engaged with a number of other carriers and ISP's with similar spam problems both in the US and Europe.

Part of the strength of the StreamShield solution comes from the ability to offer additional services and functionality once the CSG is installed in the service provider's network through the StreamShield.Net service. Hence, Content Forensics customers can be offered new services such as parental controls and anti-malware services from the same installed hardware.

The Board has considered the future funding requirements of the StreamShield business in light of the positive response from the market to the BT announcement. As a result, the Board has decided not to pursue external funding but to continue to fund the business from Group resources for the foreseeable future at similar levels.

People

Detica continues to attract high quality people, supported by our increasing scale and reputation in the consulting market. On 30 September 2006, total headcount had increased by 78% compared to the same point last year to 1,235 (2005: 694). Approximately half the increase has been achieved through recruitment, with the remainder joining as a result of acquisitions. Our retention rates remain on-plan, with rolling 12-month rates of staff turnover running at 15%, in line with our long-term average.

We are delighted to welcome Colin Evans to the Board as Group Chief Operating Officer. Colin has demonstrated his considerable management and commercial ability over many years, most recently as Managing Director of Detica UK. The newly created Board position of Group Chief Operating Officer reflects the continued and ongoing evolution of the management structures within Detica that have supported the growth of the Group since its IPO in 2002. Since then, the Group's geographic reach has broadened from an exclusively UK-based business to one that today has multiple office locations in the UK, US and Continental Europe and staff numbers have risen from 270 to over 1,200.

55%

UK core business revenues increased by 55% to £67.2 million

Financial review

Segmental analysis

The table below summarises the first half's results by primary business segment and geography.

	2006			2005			Total growth		Organic growth	
	UK	US	Total	UK	US	Total	UK	Total	UK	Total
Revenue										
National Security	32.8	0.4	33.1	25.2	–	25.2	30%	32%	28%	29%
Public Sector	7.9	–	7.9	4.8	–	4.8	63%	63%	63%	63%
Government	40.6	0.4	41.0	30.0	–	30.0	35%	37%	34%	35%
Financial Services	12.9	0.7	13.6	5.9	–	5.9	119%	132%	8%	8%
TMTE	13.7	–	13.7	7.6	–	7.6	80%	80%	80%	80%
Commercial	26.6	0.7	27.3	13.5	–	13.5	97%	103%	38%	38%
Core business	67.2	1.1	68.3	43.5	–	43.5	55%	57%	35%	36%
StreamShield	–	–	–	–	–	–	–	–	–	–
Group	67.2	1.1	68.3	43.5	–	43.5	55%	57%	35%	36%

	2006			2005		
	UK	US	Total	UK	US	Total
Adjusted operating profit						
Core business	9.2	(0.9)	8.3	6.4	(0.3)	6.1
StreamShield	(2.3)	–	(2.3)	(1.8)	–	(1.8)
Group	6.9	(0.9)	6.0	4.6	(0.3)	4.3
Adjusted operating margin						
Core business	13.7%	–	12.2%	14.8%	–	14.0%
StreamShield	–	–	–	–	–	–
Group	10.3%	–	8.8%	10.6%	–	9.8%

41%

Adjusted Group operating profit rose by 41% to £6.0 million

Profits and margins

Adjusted Group operating profit grew by 41% to £6.0 million (2005: £4.3 million) and adjusted Group profit before tax grew by 35% to £6.3 million (2005: £4.7 million). The table below identifies the key adjustments made to derive the adjusted profit measures.

	Operating profit 2006 £'000	Operating profit 2005 £'000	Profit before tax 2006 £'000	Profit before tax 2005 £'000
Operating profit/profit before tax per the Income Statement	5,641	4,273	5,889	4,647
Amortisation of acquired intangibles	332	12	332	12
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	68	–	68	–
Adjusted operating profit/profit before tax	6,041	4,285	6,289	4,659
Memo: charge for share-based payments deducted above	405	386	405	386

In the Core UK business, annualised revenues per head were up 1% at £138,000 (2005: £136,000) and this offset the increase in average cost per employee over the period. As expected, UK margins declined to 13.7% (2005: 14.8%) as a result of lower day rates in the Evolution business, although we are pleased to report that these increased modestly over the half and we remain on track to bring the Evolution margins up to Detica norms.

The Core US business made a loss of £0.9 million in the half (2005: £0.3 million) reflecting the start up losses in our US National Security business. We expect the US business to move into profit in the second half when the profits of the Capital Markets business will offset the remaining start up losses in National Security.

We invested a net £2.3 million in the StreamShield business in the first half (2005: £1.8 million) and intend to continue to invest at similar levels for the forseeable future.

3.9p

Adjusted diluted EPS grew by 31%

Taxation

The Group tax charge for the half was £1.7 million (2005: £0.7 million) and represented an effective tax rate of 28.4% (2005: 14.7%). Adjusting for the impact of the prior year R&D tax credit claim, particularly in 2005, as well as the impact of the claim for the previously unrecognised Rubus tax losses, the adjusted tax charge was £1.8 million (2005: £1.3 million) representing a similar adjusted effective tax rate to the prior year at 28.8% (2005: 27.9%).

The table below identifies the key adjustments made to derive the adjusted tax figures.

	2006 £'000	2005 £'000
Tax charge per the Income Statement	1,674	681
Impairment of Rubus goodwill following claim for previously unrecognised tax losses	68	–
Impact of prior year claim for R&D tax credits	72	621
Adjusted tax charge	1,814	1,302

Earnings per share ("EPS")

Diluted earnings per share grew to 3.7 pence (2005: 3.6 pence). However, eliminating the prior year R&D claim particularly in the period to September 2005, the growth in adjusted EPS was 31%, much more in line with the growth in adjusted Group profit before tax of 35%.

The table below identifies the key adjustments made to derive the adjusted diluted EPS figures.

	2006 Pence	2005 Pence
Diluted EPS per the Income Statement	3.7p	3.6p
Amortisation of acquired intangibles	0.3p	–
Impact of prior year claim for R&D tax credits	(0.1p)	(0.6p)
Adjusted diluted EPS	3.9p	3.0p

+25%

Interim dividend increased by 25% to 0.625 pence per share

Cash

The annual cash generation profile of the Group still shows seasonality, primarily as a result of the spending profile of Government clients generally resulting in stronger second half cash flows and we ended the first half with net debt of £1.6 million (2005: £18.0 million in cash) following net cash payments of £15.0 million for acquisitions. During the period, we entered into £30.0 million of committed borrowing facilities with the Group's clearing bankers which will be used to fund the deferred consideration elements of the Group's acquisitions to date as well as, if required, future acquisition opportunities. Financing costs in the second half will include a charge of £0.4 million in respect of the discounting of the deferred consideration for m.a.partners.

Dividends

The Board is pleased to announce an interim dividend up 25% to 0.625 pence per share. This will be paid on 9 January 2007 to shareholders on the register at the close of business on 8 December 2006, with an ex-dividend date of 6 December 2006.

Outlook

We are delighted with the performance of the Group over the last six months.

The first half organic growth of our UK business was unusually strong in both our Government and Commercial sectors and was supplemented by our recent acquisitions. Following the acquisition of m.a.partners and several recent US National Security contract wins, we are also seeing improved momentum in our US business after a slower than expected start to the year.

In light of its first significant commercial success with an initial sale to BT Retail and the resulting positive market feedback, the Board has decided not to pursue external funding for StreamShield Networks but to continue to fund the business from Group resources for the foreseeable future at similar levels.

We continue to see healthy demand for our services across our markets, and the outlook for the Group therefore remains good.

Tom Black
Chief Executive
17 November 2006

Consolidated income statement
(unaudited)

	Note	2006 Six months ended 30 September £'000	2005 Six months ended 30 September £'000	2006 Year ended 31 March £'000
Revenue	2	68,333	43,466	101,504
Operating expenses	3	(62,692)	(39,193)	(90,782)
Operating profit	2	5,641	4,273	10,722
Finance income		283	396	722
Finance costs		(35)	(22)	(25)
Profit before tax		5,889	4,647	11,419
Tax expense	5	(1,674)	(681)	(1,868)
Profit for the period		4,215	3,966	9,551
Attributable to				
Equity holders of the parent		4,215	3,966	9,551
Earnings per share	6			
Basic		3.8p	3.7p	8.8p
Diluted		3.7p	3.6p	8.5p
Dividends paid and proposed				
Dividends paid and recognised in the period (£'000)		1,204	911	1,458
Dividend per share* paid and recognised in the period (pence)		1.1p	0.8p	1.3p
Dividends proposed but not recognised in the period (£'000)		703	547	1,206
Dividend per share* proposed but not recognised in the period (pence)		0.625p	0.5p	1.1p

*Dividend per share figures are presented on a pro-forma basis for the bonus issue in July 2006.

Consolidated balance sheet
(unaudited)

	Note	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Assets				
Non-current assets				
Property, plant and equipment		11,674	7,008	8,502
Goodwill	7	38,349	2,768	9,041
Other intangible assets	8	7,853	38	1,939
Deferred tax assets		3,923	1,569	2,638
		61,799	11,383	22,120
Current assets				
Inventories	9	1,947	1,175	1,940
Trade and other receivables	10	42,847	22,786	32,699
Current tax recoverable		533	–	–
Cash and cash equivalents		5,907	18,015	16,619
		51,234	41,976	51,258
Non-current asset held for sale		876	–	829
Total assets		113,909	53,359	74,207
Equity				
Share capital		2,271	447	447
Share premium		20,848	17,196	17,196
Capital redemption reserve		747	747	747
Translation reserve		(27)	(32)	(57)
Retained earnings		32,202	20,775	27,298
Attributable to equity holders of parent company		56,041	39,133	45,631
Equity minority interests		–	–	–
Total equity		56,041	39,133	45,631
Liabilities				
Non-current liabilities				
Deferred tax liabilities		2,514	–	498
Interest bearing loans and borrowings		5,661	–	–
Provisions	12	750	–	300
		8,925	–	798
Current liabilities				
Trade and other payables	11	35,169	13,974	27,753
Interest bearing loans and borrowings		1,875	–	–
Current income tax liabilities		–	252	25
Provisions	12	11,899	–	–
		48,943	14,226	27,778
Total liabilities		57,868	14,226	28,576
Total equity and liabilities		113,909	53,359	74,207

Consolidated statement of changes in equity (unaudited)

	Attributable to equity holders of the parent					
	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Translation reserve £'000	Profit and loss reserve £'000	Total equity £'000
At 1 April 2005	447	17,196	747	–	16,560	34,950
Currency translation differences	–	–	–	(32)	–	(32)
Tax on share options	–	–	–	–	499	499
Net income recognised directly in equity	–	–	–	(32)	499	467
Profit for the period	–	–	–	–	3,966	3,966
Total recognised income and expense for the period	–	–	–	(32)	4,465	4,433
Proceeds from disposal of own shares	–	–	–	–	275	275
Share-based payments	–	–	–	–	386	386
Dividends paid	–	–	–	–	(911)	(911)
At 30 September 2005	447	17,196	747	(32)	20,775	39,133
Currency translation differences	–	–	–	(25)	–	(25)
Tax on share options	–	–	–	–	845	845
Net income recognised directly in equity	–	–	–	(25)	845	820
Profit for the period	–	–	–	–	5,585	5,585
Total recognised income and expense for the period	–	–	–	(25)	6,430	6,405
Proceeds from disposal of own shares	–	–	–	–	154	154
Share-based payments	–	–	–	–	486	486
Dividends paid	–	–	–	–	(547)	(547)
At 31 March 2006	447	17,196	747	(57)	27,298	45,631
Currency translation differences	–	–	–	30	–	30
Tax on share options	–	–	–	–	1,007	1,007
Net income recognised directly in equity	–	–	–	30	1,007	1,037
Profit for the period	–	–	–	–	4,215	4,215
Total recognised income and expense for the period	–	–	–	30	5,222	5,252
Bonus issue	1,788	(1,788)	–	–	–	–
Issue of share capital	36	5,440	–	–	–	5,476
Proceeds from disposal of own shares	–	–	–	–	481	481
Share-based payments	–	–	–	–	405	405
Dividends paid	–	–	–	–	(1,204)	(1,204)
At 30 September 2006	2,271	20,848	747	(27)	32,202	56,041

Consolidated cash flow statement

(unaudited)

	Note	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Cash flows from operating activities				
Operating profit		5,641	4,273	10,722
Depreciation of property, plant and equipment	3	1,688	1,179	2,495
(Profit)/loss on disposal of property, plant and equipment		(11)	–	30
Amortisation of intangible assets	3	332	12	141
Impairment of Rubus goodwill following utilisation of Rubus tax losses	3	68	–	224
Share-based payments		405	386	872
Increase in inventory		(7)	(255)	(925)
Increase in trade and other receivables		(3,149)	(2,829)	(10,453)
(Decrease)/increase in trade and other payables		(1,958)	(2,218)	8,534
Income tax paid		(1,179)	(1,142)	(2,502)
Net cash flows from operating activities		(1,830)	(594)	9,138
Cash flows from investing activities				
Purchase of property, plant and equipment		(4,612)	(2,448)	(5,252)
Proceeds from sale of property, plant and equipment		–	–	19
Acquisition of businesses and subsidiaries, net of cash acquired		(15,005)	(247)	(8,141)
Interest received		276	453	784
Net cash flows used in investing activities		(19,341)	(2,242)	(12,590)
Cash flow from financing activities				
Dividends paid		(1,204)	(911)	(1,458)
Proceeds from disposal of own shares		481	275	429
Proceeds from borrowings		7,500	–	–
Repayment of borrowings assumed in acquisitions		–	–	(386)
Interest paid		–	(22)	(25)
Net cash used in financing activities		6,777	(658)	(1,440)
Net decrease in cash and cash equivalents		(10,734)	(3,494)	(4,892)
Cash and cash equivalents at the beginning of period		16,619	21,501	21,501
Effect of foreign exchange rate changes on cash and cash equivalents		22	8	10
Cash and cash equivalents at end of period		5,907	18,015	16,619

Notes to the consolidated interim financial statements

1. Basis of preparation

The interim statement has been prepared on the basis of the accounting policies set out in the annual report and financial statements for the year ended 31 March 2006 and in accordance with those accounting policies expected to be followed in the year end financial statements. The Group has chosen not to adopt IAS 34 "Interim Financial Statements" in preparing the interim statement since the adoption of this standard is not mandatory.

The financial information contained in this interim statement does not amount to statutory financial statements within the meaning of section 240 Companies Act 1985. The financial information contained in this report is unaudited but has been reviewed by Ernst & Young LLP. The financial statements for the year ended 31 March 2006, from which information has been extracted, were prepared under IFRS and have been delivered to the Registrar of Companies. The report of the auditors was unqualified in accordance with section 235 Companies Act 1985 and did not contain a statement under section 237 (2) or (3) Companies Act 1985. The interim financial statements were approved by the Board of Directors on 17 November 2006.

2. Segment information

Primary basis – business segments

The Group is organised into two primary business segments, namely the Core business of providing IT services and solutions and StreamShield, the internet content security business. These two business segments are the Group's primary reporting format for segment information.

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Revenue			
IT services and solutions	68,310	43,462	101,414
StreamShield	23	4	90
Group revenue	68,333	43,466	101,504
Operating profit/(loss)			
IT services and solutions	7,930	6,104	14,737
StreamShield	(2,289)	(1,831)	(4,015)
Group operating profit	5,641	4,273	10,722

The tables below provide additional disclosures of revenue and operating profit by geographical market.

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Revenue by origin			
United Kingdom	66,966	43,466	101,414
Rest of Europe	231	–	–
United States of America	1,136	–	90
	68,333	43,466	101,504
Operating profit/(loss) by origin			
United Kingdom	6,445	4,617	11,752
Rest of Europe	72	–	–
United States of America	(876)	(344)	(1,030)
	5,641	4,273	10,722
Revenue by destination			
United Kingdom	62,889	40,771	95,142
Rest of Europe	264	203	346
United States of America	5,180	2,492	6,016
	68,333	43,466	101,504

3. Operating profit

Operating profit is stated after charging/(crediting):

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Staff costs – salaries	31,439	19,909	45,698
Staff costs – social security	3,300	2,130	4,673
Staff costs – pensions	2,195	1,469	3,324
Staff costs – share-based payments	405	386	872
Total staff costs	37,339	23,894	54,567
Net foreign exchange gains	(14)	–	(41)
Depreciation of property, plant and equipment	1,688	1,179	2,495
Amortisation of acquired intangible assets	332	12	141
Impairment of Rubus goodwill following utilisation of Rubus tax losses	68	–	224
Materials and other external project costs	10,095	6,500	16,108
Operating lease payments – minimum lease payments	1,622	1,049	2,152
Other operating expenses	11,562	6,559	15,136
	62,692	39,193	90,782

Within operating expenses presented above is £2,058,000 (2005: £1,601,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the period (2005: £nil).

4. Employee numbers

The number of employees (excluding Non-Executive Directors) during the period was as follows:

	2006 30 September Number	2005 30 September Number	2006 31 March Number
Revenue earners	886	569	635
Support staff	153	102	116
Average number of employees	1,039	671	751
Number of employees at period end	1,235	694	937

5. Tax

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Current tax expense			
Current tax on income of this year	2,249	1,395	3,501
Adjustments in respect of prior years	(301)	(621)	(1,113)
Total current tax expense	1,948	774	2,388
Deferred tax credit			
Origination and reversal of temporary differences	(354)	(93)	(546)
Adjustments in respect of prior years	80	–	26
Total deferred tax credit	(274)	(93)	(520)
Total income tax expense in income statement	1,674	681	1,868

The charge for tax for the six months ended 30 September 2006 has been calculated based on the anticipated effective tax rate for the year ended 31 March 2007. The Group's effective tax rate for the period was 28.4% (2005: 14.7%) and benefited from the impact of the Group's claim for research and development tax credits. Eliminating the R&D tax credit which relates to the prior years and the tax credit which relates to the utilisation of pre-acquisition brought forward tax losses, the Group's adjusted effective tax rate was 28.8% (2005: 27.9%).

5. Tax continued
Reconciliation of effective tax rate

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Group profit before tax	5,889	4,647	11,419
Income tax using the UK corporation tax rate at 30% (2005: 30%)	1,767	1,394	3,426
Tax effects of:			
– Expenses not deductible for tax purposes	108	114	159
– US start up losses	189	104	328
– R&D tax credit	(307)	(218)	(531)
– R&D tax credit in respect of prior years	(72)	(621)	(1,113)
– Utilisation of pre-acquisition brought forward tax losses	(68)	–	(224)
– Other differences	57	(92)	(177)
Total income tax expense	1,674	681	1,868

6. Earnings per share
The calculation of earnings per share is based on the following:

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Profit attributable to shareholders	4,215	3,966	9,551

	Number of shares ('000)	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	112,001	111,765	111,765
Weighted average number of shares held by the Employee Benefit Trust	(2,137)	(3,160)	(2,860)
Basic weighted average number of shares in issue	109,864	108,605	108,905
Dilutive effect of share options	3,589	2,710	2,870
Diluted weighted average number of shares in issue	113,453	111,315	111,775

In July 2006 the Group issued four bonus shares for every issued share. The weighted average number of shares at 30 September 2005 and 31 March 2006 have been adjusted to reflect the impact of the bonus issue to ensure comparability of results.

7. Goodwill

	Note	£'000
Cost and net book value		
At 1 April 2005		2,571
Acquisition of Extraprise		197
At 30 September 2005		2,768
Acquisition of National Security products business		250
Acquisition of Evolution		6,247
Utilisation of tax losses		(224)
At 31 March 2006		9,041
Acquisition of Inforenz	13a	1,583
Acquisition of m.a.partners	13b	27,793
Utilisation of tax losses		(68)
At 30 September 2006		38,349

8. Other intangible assets

	Note	Customer relationships £'000	Intellectual property £'000	Total £'000
Cost				
At 1 April 2005		–	–	–
Acquisition of Extraprise		–	50	50
At 30 September 2005		–	50	50
Acquisition of National Security products business		90	150	240
Acquisition of Evolution		1,790	–	1,790
At 31 March 2006		1,880	200	2,080
Acquisition of Inforenz	13a	344	100	444
Acquisition of m.a.partners	13b	5,802	–	5,802
At 30 September 2006		8,026	300	8,326
Amortisation				
At 1 April 2005		–	–	–
Charge for the period		–	(12)	(12)
At 30 September 2005		–	(12)	(12)
Charge for the period		(91)	(38)	(129)
At 31 March 2006		(91)	(50)	(141)
Charge for the period		(307)	(25)	(332)
At 30 September 2006		(398)	(75)	(473)
Net book value				
At 30 September 2006		7,628	225	7,853
At 31 March 2006		1,789	150	1,939
At 30 September 2005		–	38	38

9. Inventories

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Work in progress	1,947	1,175	1,940

10. Trade and other receivables

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Trade receivables	31,946	13,757	24,393
Prepayments and accrued income	2,118	1,746	2,511
Amounts recoverable on contracts	8,522	6,948	5,626
Other receivables	261	335	169
	42,847	22,786	32,699

11. Trade and other payables

	2006 30 September £'000	2005 30 September £'000	2006 31 March £'000
Trade payables	6,891	2,762	5,204
Accruals	15,069	4,970	10,795
Deferred income	751	661	923
Payments received on account	4,154	1,613	4,187
Social security and other taxes	8,304	3,968	6,644
	35,169	13,974	27,753

12. Provisions

	Note	£'000
Provisions (non-current liabilities)		
At 30 September 2005		–
Provision for future consideration payable – National Security products business		300
At 31 March 2006		300
Provision for future consideration payable – Inforenz	13a	450
At 30 September 2006		**750**

	Note	£'000
Provisions (current liabilities)		
At 30 September 2005 and 31 March 2006		–
Provision for future consideration payable – Inforenz	13a	565
Provision for future consideration payable – m.a.partners	13b	11,334
At 30 September 2006		**11,899**

13. Business combinations

13a. Inforenz

On 19 July 2006, the Group acquired Inforenz Limited, a company that provides a specialised range of computer forensic services to both government and commercial clients for a total consideration of up to £2,227,000 in cash. Consideration of £1,069,000 was paid on completion and further instalments of £565,000 and £450,000 will become payable in December 2006 and December 2007 respectively dependent on the performance of the business. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce. Other intangibles relate to the value of Inforenz's customer relationships and intellectual property.

The investment in Inforenz has been included in the balance sheet at its fair value at the date of acquisition. These fair values are provisional and will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	444
Property, plant and equipment	102	102
Trade and other receivables	142	142
Cash and cash equivalents	180	180
Trade and other payables	(91)	(91)
Deferred tax liabilities	–	(133)
Net assets	333	644
Goodwill arising on acquisition		1,583
Total consideration		2,227
Satisfied by:		
Cash consideration		1,026
Provision for future consideration payable		1,015
Directly attributable costs		186
		2,227
Net cash outflow arising on acquisition:		
Cash consideration paid		1,026
Directly attributable costs paid		43
Cash and cash equivalents acquired		(180)
		889

13. Business combinations continued

13b. m.a.partners

On 6 September 2006, the Group acquired m.a. International Limited ("m.a.partners"), a management consultancy specialising in the Capital Markets sector for a total consideration of up to £38.1 million. Cash consideration of £18.5 million was paid on completion and new shares were issued to the shareholders of m.a.partners with a value of £5.5 million. Following the finalisation of completion accounts, further payments totalling £2.2 million will be made in November 2006 and December 2007. A provision of £11.3 million (net of discounting of £0.5 million which will be recorded as a charge in the income statement over the period up to settlement) has been made for deferred consideration which will become payable in July 2007, dependent on the performance of m.a.partners for its financial year ended 31 March 2007.

The investment in m.a.partners has been included in the balance sheet at its fair value at the date of acquisition. These fair values are provisional and will be amended as necessary in light of subsequent knowledge or events to the extent that these reflect conditions as at the date of acquisition.

Other intangibles relate to the value of m.a.partners' customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £27.8 million has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however they cannot be individually separated from m.a.partners and reliably measured due to their nature and hence are included within goodwill.

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	5,802
Property, plant and equipment	180	180
Deferred tax asset	559	559
Trade and other receivables	7,487	7,487
Cash and cash equivalents	4,341	4,341
Trade and other payables	(6,292)	(6,292)
Deferred tax liabilities	–	(1,740)
Net assets	6,275	10,337
Goodwill arising on acquisition		27,793
Total consideration		38,130
Satisfied by:		
Cash consideration		20,246
Provision for future consideration payable		11,334
Share consideration		5,477
Directly attributable costs		1,073
		38,130
Net cash outflow arising on acquisition:		
Cash consideration paid		17,963
Directly attributable costs paid		494
Cash and cash equivalents acquired		(4,341)
		14,116

Independent review report to Detica Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement, and the related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The accounting policies are consistent with those that the Directors intend to use in the next annual accounts.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Ernst & Young LLP
Southampton

17 November 2006

Designed and produced by Radley Yeldar (London)

Detica

Surrey Research Park, Guildford GU2 7YP UK
www.detica.com